      April 12, 2005

                         Symbol: OTCBB– SCNWF

      FOR IMMEDIATE RELEASE

STREAM ACQUIRES INTERNET NETWORK IN SOUTHERN POLAND

Stream Communications Network and Media Inc. OTC Bulletin Board: SCNWF is pleased to announce it has acquired an Internet network in Southern Poland with 2,100 subscribers. The network is located in proximity to the Company’s existing operations, which will allow Stream to reduce overhead and operating costs.

The additional revenues from this acquisition bring Stream’s overall annualized revenues to US$4.5 for 2005. This acquisition along with the addition of two networks in the fourth quarter 2004 already puts the Company on pace for a 24% increase from 2004 revenues.

“This is another important step for Stream as we continue expanding our presence in Silesia, the most densely populated area of Southern Poland with immense potential for further developments and growth, while increasing the revenues of our cable television and Internet networks.“ said Stan Lis, President and CEO of Stream.

About Stream

Stream is a broadband cable company and offers Cable TV, high-speed Internet and VoIP services in Poland.  With 55,000 subscribers currently, Stream is one of the principal consolidators of the cable TV sector and is a leading Cable TV operator and Internet provider in the densely populated markets of Southern Poland.  Established in 2000, Stream has offices in Krakow and Vancouver.

For further information, please contact:

Mike Young, Investor Relations

tel. 604 669 2826

toll free. 1-800-704-9649

e-mail: mike.young@streamcn.com

Safe harbor for Forward-Looking Statements:

Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network and Media Inc. has little or no control.